CUSIP No.      918193  103                                     Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 14d-2(a)

                               (Amendment No. 7 )

                               V Band Corporation
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  918193 103 .
                                  ------------
                                 (CUSIP Number)

                             Brian S. North, Esquire
                   Buchanan Ingersoll Professional Corporation
                               1835 Market Street
                         Eleven Penn Center, 14th Floor
                                (215) 665-8700 .
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April 14, 1999 .
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of Pages)

CUSIP No.      918193  103                                     Page 2 of 5 Pages
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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Thomas E. Feil
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)

        N/A
        (b)
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS*
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or2(e)
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                                       7.     SOLE VOTING POWER
                                                  1,390,472
NUMBER OF                               ----------------------------------------
SHARES                                 8.     SHARED VOTING POWER
BENEFICIALLY                                      0
OWNED BY                                ----------------------------------------
EACH                                   9.     SOLE DISPOSITIVE POWER
REPORTING                                         1,390,472
PERSON WITH                             ----------------------------------------
                                       10.    SHARED DISPOSITIVE POWER
                                                  0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,390,472
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.61%
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14.     TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      918193  103                                     Page 3 of 5 Pages

                  This amends and restates the Statement on Schedule 13D previously filed with the Securities and Exchange Commission, as previously amended (the "Schedule 13D"), by Thomas E. Feil (the "Purchaser") with respect to his ownership of shares of Common Stock, par value $0.01 per share (the "Shares") of V Band Corporation, a New York corporation (the "Company"). This amendment is being filed on behalf of the Purchaser because the Purchaser has entered into the agreement described in Item 4 hereto.

Item 1.           Security and Issuer

                  This  Statement   relates  to  the  Common  Stock  of  V  Band
Corporation, a New York corporation (the "Company"). The principal executive offices of the Company are located at 3 Westchester Plaza, Elmsford, NY 10523.

Item 2.           Identity and Background

                  (a) - (b), (f) The name and business address of the Purchaser, who is a United States citizen, is Thomas E. Feil, 3 Westchester Plaza, Elmsford, New York 10523.

                  (c) The Purchaser is the Chief Executive Officer and a Director of the Company.

                  (d) The Purchaser has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None.

Item 3.           Source and Amount of Funds or Other Consideration

                  The Purchaser acquired all of his Shares by using personal funds.

Item 4.           Purpose of the Transaction

                  The Purchaser entered into the Stockholder's Agreement dated April 14, 1999 (the "Stockholder's Agreement") by and between the Purchaser and IPC Information Systems, Inc. (the "Buyer") at the same time as the Company entered into the Agreement and Plan of Merger dated April 14, 1999 (the "Merger Agreement") by and among the Buyer, the Company, and IPC Merger Sub, Inc. ("Merger Sub"). For a description of the Stockholder's Agreement, see Item 6 hereof.

                  The Merger Agreement provides for the merger of the Company with and into Merger Sub, a wholly owned subsidiary of the Buyer (the "Merger") and the payment of $0.27 cash per share for each outstanding share of the Company's Common Stock, including the Purchaser's Shares.

CUSIP No.      918193  103                                     Page 4 of 5 Pages

                  Under the terms of the Stockholder's Agreement, the Purchaser is obligated to vote the Shares in favor of the Merger and has granted the Buyer a proxy to vote the Purchaser's Shares in favor of the Merger.

Item 5.           Interest in Securities of the Issuer

                  (a) As of April 14, 1989, the Purchaser beneficially owned 1,390,472 Shares (25.61%) (the percentage of Shares owned being indicated in parentheses and based upon 5,428,621 Shares outstanding as of January 31, 1999, as set forth in the Annual Report on From 10-K for the fiscal year ended October 31, 1998, filed by the Company). The 1,390,472 Shares owned by the Purchaser do not include 40,000 Shares owned by Stephanie Feil, the Purchaser's wife, as to which the Purchaser disclaims beneficial ownership.

                  (b) The responses of the Purchaser to Items (7) through (11) of the cover page of this Statement which relate to beneficial ownership of the Shares are incorporated herein by reference.

                  (c) The Purchaser has not had any transactions in the Shares in the past sixty days.

                  (d)      None.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  As discussed in Item 4 above, the Purchaser has entered into the Stockholder's Agreement. The Stockholder's Agreement requires the Purchaser to vote the Shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach by the Company of the Merger Agreement, and (iii) against certain specified actions which are intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder's Agreement.

                  The Stockholder's Agreement also provides the Buyer with a proxy to vote the Shares in the manner described above.

                  The Stockholder's Agreement will terminate upon the consummation of the Merger, the termination of the Merger Agreement, or the amendment of the Merger Agreement in a manner which adversely affects the amount, composition, or timing of the receipt of the consideration provided by the Merger.

CUSIP No.      918193  103                                     Page 5 of 5 Pages

                  The foregoing description is qualified in its entirety by reference to the Stockholder's Agreement, which is attached hereto as Exhibit
(1) and incorporated herein by reference in its entirety.

Item 7.           Material to be Filed as Exhibits

                  The following are filed herewith as exhibits to this Schedule 13D:

                  (1) Stockholder's Agreement dated April 14, 1999 between the Purchaser and the Buyer.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.


Dated:   April 22, 1999

                                                           /s/ Thomas E. Feil. .
                                                           ---------------------
                                                               Thomas E. Feil